BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

As at September 30, 2013 and December 31, 2012

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

ASSETS
Current assets
Restricted cash (note 3)	$2,945	$-
Accounts receivable (note 14)	40,036	40,792
Deposits and prepaid expenses	5,427	4,136
Commodity contract asset (notes 14 and 15)	-	7,519
	48,408	52,447
Exploration and evaluation assets (note 4)	37,457	38,177
Property, plant and equipment (note 5)	703,962	589,759
Deferred taxes (note 10)	-	1,038
Total assets	$789,827	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$79,985	$50,771
Current portion of finance lease obligation	1,476	1,425
Commodity contract liability (notes 14 and 15)	8,664	1,131
	90,125	53,327

Commodity contract liability (notes 14 and 15)	1,813	6,214
Long-term debt (note 6)	139,295	133,047
Convertible debentures (note 7)	47,335	50,687
Finance lease obligation	12,022	13,131
Decommissioning liabilities	43,784	43,909
Deferred taxes (note 10)	15,883	-
Total liabilities	350,257	300,315

SHAREHOLDERS’ EQUITY
Shareholders’ capital	379,694	371,576
Equity component of convertible debentures	3,815	4,378
Contributed surplus	38,576	37,284
Retained earnings (deficit)	17,485	(32,132)
Total shareholders’ equity	439,570	381,106
Total liabilities and shareholders’ equity	$789,827	$681,421

COMMITMENTS (note 13)

SUBSEQUENT EVENTS (notes 7 and 16)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2013	2012	2013	2012

REVENUES
Petroleum and natural gas sales	$67,717	$47,608	$206,602	$155,567
Other income	612	518	1,834	1,464
Royalties	(8,116)	(8,879)	(32,462)	(26,918)
Total revenues	60,213	39,247	175,974	130,113

Realized gain (loss) on commodity contracts	(2,844)	5,472	2,873	8,453
Unrealized gain (loss) on commodity contracts	(4,344)	(6,763)	(10,651)	9,493
	53,025	37,956	168,196	148,059

EXPENSES
Production	18,054	11,360	50,495	37,938
Transportation	1,651	1,282	4,758	3,760
General and administrative	4,548	3,397	10,633	9,882
Share-based compensation (note 8)	2,314	945	4,005	2,505
Depletion and depreciation (note 5)	20,564	17,953	58,531	57,125
Loss (gain) on property dispositions and swaps	(37,135)	1,035	(37,385)	4,063
	9,996	35,972	91,037	115,273

NET PROFIT BEFORE FINANCE AND TAXES	43,029	1,984	77,159	32,786

Finance expenses (note 11)	3,783	2,631	10,758	7,513

NET PROFIT (LOSS) BEFORE TAXES	39,246	(647)	66,401	25,273

TAXES
Deferred tax expense (recovery) (note 10)	9,793	(32)	16,921	6,753

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME	29,453	(615)	49,480	18,520

Net profit (loss) per share (note 12)
Basic	$0.27	$(0.01)	$0.46	$0.17
Diluted	$0.25	$(0.01)	$0.43	$0.17

See accompanying notes to the condensed consolidated financial statements.

2

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

SHAREHOLDERS’ CAPITAL
Common shares
Balance, beginning of period	$371,576	$370,048
Issued on exercise of share options	2,254	429
Issued on settlement of convertible debentures (note 7)	5,021	-
Contributed surplus transferred on exercised options	843	187
Balance, end of period	379,694	370,664

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period	4,378	4,378
Adjustment for settlement of convertible debentures (note 7)	(563)	-
Balance, end of period	3,815	4,378

CONTRIBUTED SURPLUS (note 8)
Balance, beginning of period	37,284	33,882
Share-based compensation expense	2,296	3,053
Adjustment of share-based compensation expense for forfeitures of unvested share options	(161)	(172)
Transfer to share capital for exercised options	(843)	(187)
Balance, end of period	38,576	36,576

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(32,132)	(59,903)
Adjustment for settlement of convertible debentures (note 7)	137	-
Net profit	49,480	18,520
Balance, end of period	17,485	(41,383)

TOTAL SHAREHOLDERS’ EQUITY	$439,570	$370,235

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2013	2012	2013	2012

Cash provided by (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$29,453	$(615)	$49,480	$18,520
Adjustments for:
Depletion and depreciation	20,564	17,953	58,531	57,125
Finance expenses (note 11)	669	564	1,907	1,700
Share-based compensation (note 8)	2,314	945	4,005	2,505
Unrealized (gain) loss on commodity contracts	4,344	6,763	10,651	(9,493)
Loss (gain) on property dispositions and swaps (note 5)	(37,135)	1,035	(37,385)	4,063
Deferred tax expense (recovery) (note 10)	9,793	(32)	16,921	6,753
Funds flow from operations	30,002	26,613	104,110	81,173
Decommissioning costs incurred	(287)	(196)	(834)	(559)
Realization of imputed interest costs for settlement of convertible debentures (note 7)	(226)	-	(226)	-
Change in non-cash working capital (note 9)	(4,420)	(1,610)	(12,843)	(3,293)
	25,069	24,807	90,207	77,321

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	2,063	193	2,254	429
Advances from loans and borrowings	192,810	96,074	664,840	360,849
Repayment of loans and borrowings	(247,517)	(105,707)	(658,592)	(312,908)
Obligations under finance lease	(366)	(126)	(1,058)	(364)
Realization of imputed interest costs for settlement of convertible debentures (note 7)	226	-	226	-
Change in non-cash working capital (note 9)	2,674	(1,086)	2,911	(1,965)
	(50,110)	(10,652)	10,581	46,041

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(912)	(2,012)	(7,873)	(5,248)
Additions to property, plant and equipment	(48,540)	(37,828)	(179,887)	(127,052)
Proceeds on sale of property, plant and equipment	54,242	4,325	54,236	6,670
Change in non-cash working capital (note 9)	20,251	21,360	32,736	2,268
	25,041	(14,155)	(100,788)	(123,362)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	$2,042	$1,576	$4,212	$4,751
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on November 6, 2013. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting under IFRS. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2012 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same significant accounting policies, critical judgments, accounting estimates and methods of computation applied in the 2012 audited annual financial statements, except as noted below.

b.	Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c.	Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality.

3.	RESTRICTED CASH

Restricted cash represents funds advanced by a certain joint venture partner for specific future drilling projects. These funds are released for general purposes as each project reaches a predetermined progress point.

4.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Additions	7,873
Transfer to oil and natural gas properties	(3,760)
Disposals (1)	(4,833)
Balance, September 30, 2013	$37,457

(1)	Disposals include swaps.

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5.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	176,056	4,988	181,044
Transfer from exploration and evaluation assets	3,760	-	3,760
Farmout wells	3,895	-	3,895
Disposals (1)	(16,579)	(487)	(17,066)
Balance, September 30, 2013	$1,018,240	$7,303	$1,025,543

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	58,094	437	58,531
Disposals (1)	(834)	(267)	(1,101)
Balance, September 30, 2013	$319,830	$1,751	$321,581
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At September 30, 2013	$698,410	$5,552	$703,962

Bellatrix has included $462.6 million (2012: $371.9 million) for future development costs and excluded $41.8 million (2012: $34.8 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2013.

For the nine month period ended September 30, 2013, the Company capitalized $3.9 million (2012: $3.2 million) of general and administrative expenses, and $1.1 million (2012: $1.2 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

6.	LONG-TERM DEBT

($000s)	September 30, 2013	December 31, 2012
Operating facility	$14,295	$4,047
Revolving term facility	125,000	129,000
Balance, end of period	$139,295	$133,047

As of September 30, 2013, the Company’s credit facilities consist of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

6

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at September 30, 2013, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2013, the Company had approximately $115.7 million, or 45% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

7.	CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures:

Convertible debentures

($000s except number of debentures)	4.75%
Number of Debentures
Balance, December 31, 2012	55,000
Debentures converted	(5,021)
Balance, September 30, 2013	49,979
Debt Component
Balance, December 31, 2012	$50,687
Debentures converted	(4,647)
Accretion	1,295
Balance, September 30, 2013	$47,335
Equity Component
Balance, December 31, 2012	$4,378
Debentures converted	(563)
Balance, September 30, 2013	$3,815

On September 4, 2013, the Company announced the issuance of a notice of redemption to holders of its then outstanding $55.0 million 4.75% convertible debentures, with the redemption date set as October 21, 2013. During September 2013, $5.021 million principal amount of convertible debentures was converted into an aggregate of 896,605 common shares of the Company. An increase to the retained earnings of $0.1 million was recognized in connection with the settlement of the convertible debentures during the third quarter of 2013. Subsequent to September 30, 2013, the remaining $49.979 million principal amount of convertible debentures was converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.

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8.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the nine months ended September 30, 2013:

($000s)

	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the three months ended September 30, 2013 (1)	$330	$1,668	$220	$96	$2,314
Expense for the nine months ended September 30, 2013 (2)	$1,236	$2,453	$220	$96	$4,005
Liability balance, September 30, 2013	$-	$4,181	$328	$149	$4,658

(1) The expense for share options is net of adjustments for forfeitures of $16 thousand, and capitalization of $0.2 million. The expense for restricted share units is net of capitalization of $0.1 million. The expense for performance share units is net of capitalization of $53 thousand.

(2) The expense for share options is net of forfeitures of $0.2 million, and capitalization of $0.9 million. The expense for restricted share units is net of capitalization of $0.1 million. The expense for performance share units is net of capitalization of $53 thousand.

The following table provides a summary of the Company’s share-based compensation plans for the nine months ended September 30, 2012:

($000s)

	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the three months ended September 30, 2012 (1)	$507	$438	$-	$-	$945
Expense for the nine months ended September 30, 2012 (2)	$1,680	$825	$-	$-	$2,505
Liability balance, September 30, 2012	$-	$1,589	$-	$-	$1,589

(1) The expense for share options is net of adjustments for forfeitures of $55 thousand, and capitalization of $0.3 million.

(2) The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $1.2 million.

a.	Share Option Plan

During the nine months ended September 30, 2013, Bellatrix granted 778,000 (2012: 2,363,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three month periods ended September 31, 2013 and 2012, and the weighted average assumptions used in their determination are as noted below:

	2013	2012
Inputs:
Share price	7.16	3.40
Exercise price	7.16	3.40
Risk free interest rate (%)	1.4	1.1
Option life (years)	2.8	2.8
Option volatility (%)	47	54
Results:
Weighted average fair value of each share option granted	2.28	1.23

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2012: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

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The weighted average trading price of the Company’s common shares on the TSX for the three and nine months ended September 30, 2013 was $7.19 (2012: $3.54), and $6.25 (2012: $4.35), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$3.46	9,420,451
Granted	$7.16	778,000
Exercised	$2.97	(759,219)
Forfeited and cancelled	$4.45	(228,003)
Balance, September 30, 2013	$3.79	9,211,229

As of September 30, 2013, a total of 10,952,460 share options were reserved, leaving an additional 1,741,231 available for future grants.

Share Options Outstanding, September 30, 2013

	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	September 30, 2013	Exercise Price	Contractual Life	September 30, 2013	Exercise Price
$ 0.65 - $ 1.45	572,947	$1.01	0.6	572,947	$1.01
$ 1.46 - $ 1.99	1,074,004	$1.63	0.5	1,074,004	$1.63
$ 2.00 - $ 3.36	1,202,775	$2.41	1.7	916,107	$2.18
$ 3.37 - $ 3.84	1,484,000	$3.42	3.6	502,992	$3.44
$ 3.85 - $ 4.72	1,944,001	$3.93	2.0	1,635,333	$3.89
$ 4.73 - $ 5.50	2,170,502	$5.28	2.8	1,310,481	$5.28
$ 5.51 - $ 7.74	763,000	$7.17	4.9	-	-
$ 0.65 - $ 7.74	9,211,229	$3.79	2.4	6,011,864	$3.22

b.	Deferred Share Unit Plan

During the nine months ended September 30, 2013, the Company granted 122,076 (2012: 246,225) DSUs, and had 530,600 DSUs outstanding as at September 30, 2013 (2012: 405,451).

c.	Restricted and Performance Share Unit Plan

On August 7, 2013, the Directors of Bellatrix approved a Restricted and Performance Share Unit Plan (“the Plan”) where the Company may grant Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to officers, employees, and service providers. RSUs granted to employees vest in equal annual amounts over the course of three years. Each RSU entitles its holder to receive a cash payment or common shares equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the RSUs. It is the Company’s intention that the RSUs will be settled in cash. Unvested RSUs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest. Outstanding RSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income. The fair value of the outstanding RSUs is recognized as a liability included as part of accounts payable on the Company’s Balance Sheet.

9

During the nine months ended September 30, 2013, the Company granted 508,300 (2012: nil) RSUs, and had 508,300 RSUs outstanding as at September 30, 2013 (2012: nil). PSUs vest on the third anniversary date. Each PSU entitles its holder to receive a cash payment or common shares equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the PSUs, in each case multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. It is the Company’s intention that the PSUs will be settled in cash. Unvested PSUs are forfeited at the time the holder’s employment with the Company ends. Outstanding PSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income. The fair value of the outstanding PSUs is recognized as a liability included in accounts payable on the Company’s Balance Sheet.

During the nine months ended September 30, 2013, the Company granted 470,700 (2012: nil) PSUs, and had 470,700 PSUs outstanding as at September 30, 2013 (2012: nil).

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital ($000s)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Changes in non-cash working capital items:
Restricted cash	$(2,945)	$-	$(2,945)	$-
Accounts receivable	3,983	787	756	9,110
Deposits and prepaid expenses	1,643	677	(1,291)	(1,447)
Accounts payable and accrued liabilities	15,824	17,200	26,284	(10,653)
	18,505	$18,664	$22,804	$(2,990)
Changes related to:
Operating activities	$(4,420)	$(1,610)	$(12,843)	$(3,293)
Financing activities	2,674	(1,086)	2,911	(1,965)
Investing activities	20,251	21,360	32,736	2,268
	$18,505	$18,664	$22,804	$(2,990)

10.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2013, Bellatrix had approximately $615 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

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11.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2013	2012	2013	2012
Finance expense
Interest on long-term debt	$2,455	$1,408	$6,897	$3,852
Interest on convertible debentures	659	659	1,954	1,961

Accretion on convertible debentures	446	409	1,295	1,193
Accretion on decommissioning liabilities	223	155	612	507
	669	564	1,907	1,700
Finance expense	$3,783	$2,631	$10,758	$7,513

12.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2013 was based on a net profit of $29.5 million (2012: net loss of $0.6 million) and a net profit of $49.5 million (2012: net profit of $18.5 million), respectively.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Basic common shares outstanding	109,524,598	107,606,884	109,524,598	107,606,884
Fully dilutive effect of:
Share options outstanding	9,211,229	9,499,007	9,211,229	9,499,007
Shares issuable for convertible debentures	8,924,824	9,821,429	8,924,824	9,821,429
Fully diluted common shares outstanding	127,660,651	126,927,320	127,660,651	126,927,320
Weighted average shares outstanding	108,252,748	107,527,718	108,019,795	107,479,907
Dilutive effect of share options and convertible debentures (1)	12,903,639	-	12,210,555	1,631,585
Diluted weighted average shares outstanding	121,156,387	107,527,718	120,230,350	109,111,492

(1)	For the three month period ending September 30, 2013, a total of 3,978,815 (2012: nil) share options were included in the calculation as they were dilutive, and 8,924,824 (2012: nil) common shares issuable pursuant to the conversion of the convertible debentures were also included in the calculation as they were dilutive. As a consequence, a total of $0.8 million (2012: nil) for interest and accretion expense (net of income tax effect) was added to the numerator for the calculation.

For the nine month period ending September 30, 2013, a total of 3,285,731 (2012: 1,631,585) share options were included in the calculation as they were dilutive, and 8,924,824 (2012: nil) common shares issuable pursuant to the conversion of the convertible debentures were also included in the calculation as they were dilutive. As a consequence, a total of $2.4 million (2012: nil) for interest and accretion expense (net of income tax effect) was added to the numerator for the calculation.

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13.	COMMITMENTS

As at September 30, 2013, Bellatrix committed to drill 3 gross (1.75 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at September 30, 2013	-	26	9
Remaining estimated total cost ($000s)	$-	$91.0	$31.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture and the Daewoo and Devonian Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will also satisfy some of the drilling commitments under the joint operating agreements described above.

Joint Venture Agreement	Grafton	Daewoo and Devonian
Commitment Term	2013 to 2015	2013 to 2016
Minimum total wells (gross)	58	70
Minimum total wells (net)	10.44	23.4
Estimated total cost ($000s) (gross)	$244.0	$200.0
Estimated total cost ($000s) (net)	$44.0	$86.7
Remaining wells to drill at September 30, 2013 (gross)	52	65
Remaining wells to drill at September 30, 2013 (net)	9.36	22.00
Remaining estimated total cost ($000s) (gross)	$218.8	$186.2
Remaining estimated total cost ($000s) (net)	$39.4	$81.0

Bellatrix will also have drilling commitments related to the recently announced Troika joint venture as disclosed in note 16(c). Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above. Bellatrix’s net capital commitment to the $240 million Troika joint venture is $120.0 million.

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14.	FINANCIAL RISK MANAGEMENT

a.	Credit risk

As at September 30, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	7,242	2,359	9,601
Amounts due from government agencies	3,312	659	3,971
Revenue and other accruals	22,262	4,421	26,683
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(240)	(240)
Total accounts receivable	32,816	7,220	40,036
Less:
Accounts payable due to same partners	-	(87)	(87)
Subsequent receipts to October 31, 2013	(19,920)	(475)	(20,395)
	12,896	6,658	19,554

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity risk

The following are the contractual maturities of liabilities as at September 30, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$79,985	$79,985	$-	$-	$-
Long-term debt – principal (2)	139,295	-	139,295	-	-
Convertible debentures – principal	47,335	47,335	-	-	-
Convertible debentures – interest (3)	137	137	-	-	-
Commodity contract liability	10,477	8,664	1,813	-	-
Decommissioning liabilities (4)	43,784	-	9,130	4,657	29,997
Finance lease obligation	13,498	1,476	3,181	2,866	5,975
Total	$334,511	$137,597	$153,419	$7,523	$35,972

(1) Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.2 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

(3) The 4.75% Debentures outstanding at September 30, 2013 bear interest at a coupon rate of 4.75%. The remaining outstanding convertible debentures were converted or redeemed by October 21, 2013. .

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2014 and 2053).

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c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$96.87 CDN	$96.87 CDN	WTI
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000 bbl/d	$106.02 CDN	$106.02 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

15.	FAIR VALUE

The Company’s financial instruments as at September 30, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at September 30, 2013 was a net liability of $10.5 million (2012: $1.1 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

($000s)	September 30, 2013	September 30, 2012

Commodity contract asset	$-	$1,420

Commodity contract liability	(10,477)	(2,559)

Net commodity contract asset (liability)	$(10,477)	$(1,139)

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $66.9 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

16.	SUBSEQUENT EVENTS

a.	Acquisition of Angle Energy Inc.

On October 15, 2013, the Company announced that it has entered into an agreement (the “Arrangement Agreement”) with Angle Energy Inc. (“Angle”) providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares pursuant to a plan of arrangement (the “Transaction”) under the Business Corporations Act (Alberta) (the “Arrangement”).

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Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options and vested restricted share units (“RSUs”), severance costs and premium that may be paid on the Angle Debentures).

Assuming that no Angle options (of which as of October 18, 2013, 1,857,612 are in-the-money based on the cash offer of $3.85) are exercised for Angle Shares and 902,179 restricted share units are exercised for Angle Shares, Bellatrix will issue an aggregate 30,226,413 Bellatrix Shares pursuant to the Arrangement.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

All directors and officers of Angle, representing 8.3% of the issued and outstanding Angle Shares, have entered into support agreements with Bellatrix pursuant to which they have agreed to vote their Angle Shares and Angle Debentures, as applicable, in favour of the Transaction.

The board of directors of Bellatrix has approved the Transaction and recommended that shareholders of Bellatrix vote in favour of the issuance of the Bellatrix Shares pursuant to the Transaction. All of the directors and officers of Bellatrix, representing 2.2% of the issued and outstanding Bellatrix Shares have entered into agreements with Angle pursuant to which they have agreed to vote their Bellatrix Shares in favour of the Transaction.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held on December 10, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

The Arrangement Agreement provides that the completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, including the approval of the TSX and the NYSE MKT stock exchange, the approval of the shareholders of Bellatrix, the approval of holders of Angle Shares including, if applicable, the approval of disinterested shareholders, and the approval of the Court of Queen's Bench of Alberta.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held in mid-December, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

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b.	Bought Deal Financing

On November 5, 2013, Bellatrix closed a bought deal financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175.0 million through a syndicate of underwriters (the “Offering”). Bellatrix has granted to the underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase up to an additional 3,281,250 Bellatrix Shares at a price of $8.00 per Bellatrix Share for additional gross proceeds of up to $26.25 million on the same terms and conditions of the Offering.

Proceeds of the Offering were initially to be used to temporarily repay a portion of the indebtedness of Bellatrix under its credit facilities and are now available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares and the acquisition of the Angle Debentures pursuant to the Transaction, and a portion of Bellatrix’s obligations under the Troika Joint Venture described below.

After the Angle Acquisition and after giving effect to the Offering (prior to exercise of the Over-Allotment Option) and the issuance of Bellatrix Shares upon the redemption or conversion of Bellatrix's 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 to fully satisfy the principal amount and interest on such debentures, Bellatrix will have 170,534,257 Bellatrix Shares outstanding.

c.	Troika Joint Venture

On October 15, 2013, the Company announced it has entered into a $240 million joint venture partnership (the "Troika Joint Venture") with TCA Energy Ltd. (“TCA”). TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Troika Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA’s capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

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